UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated December 17, 2014, announcing that it has entered into an agreement with the last remaining lender in the Company's successful efforts to amend the terms of its loan agreements.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the Company's December 2014 Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: December 18, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. FINALIZES AGREEMENTS WITH LENDERS

ATHENS, Greece, December 17, 2014 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced that it has entered into an agreement with the last remaining lender in the Company's successful efforts to amend the terms of its loan agreements. The Company agreed with the lender to waive certain covenants and amend the repayment profile of the loan through its maturity. In return for paying the next four installments up front, the bank has agreed to defer the following four installments so that no additional principal payments will be made until 2017. In addition, the bank has agreed to waive or remove certain financial covenants for as long as we have similar agreements in place with our other lenders. With this agreement in place, the Company has now completed the exercise of amending its loans, and has significantly improved its liquidity position during this prolonged downturn.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of the Company, commented: "We are pleased to announce the completion of our loan amendments, a process we commenced working on in January of this year. With this final agreement, the Company has enough liquidity and optionality to get through at least the next two years even if the market remains weak.  However, we continue to see signs of improvement in the containership market, as charter rates for our size vessels have remained firm through the seasonally weak end of the year period and the idle fleet remains at historically low levels. This firm footing, coupled with expected demand growth of 6% in 2015 point to an improving market going forward."

For additional up to date information on the Company, please go to our website at www.box-ships.com and download our latest investor presentation, updated with latest developments.

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted-average age of 9.9 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC," respectively.

Contacts
Box Ships Inc.
 Robert Perri
+30 210-891-4600
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

EXHIBIT 99.2

Box Ships Inc.

Aiming for Excellence

Investor Presentation

December 2014

TEU
LISTED
NYSE

Disclosures and Forward Looking Statements

Box Ships Inc.
Aiming for Excellence

This presentation contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Securities Act. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the outlook for fleet utilization and shipping rates, general industry conditions including bidding activity, future operating results of the Company's vessels, capital expenditures, asset sales, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-dockings, changes in our vessel operating expenses, including dry-docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of our counterparties to perform these obligations under sales agreements and charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by Box Ships Inc. with the Securities and Exchange Commission.

TEU LISTED NYSE

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Company Overview

Box Ships Inc. Aiming for Excellence

Box Ships Inc. – NYSE: TEU

- Formed by Paragon Shipping Inc. (NASDAQ: PRGN) to invest in the containership industry.
- Paragon Shipping and CEO own approximately 11.0% and 16.6%[1] of the Company, respectively.

Strong Management Team with over 79 years collective experience

- Michael Bodouroglou, our Chairman, President and CEO has over 35 years experience in shipping.
- George Skrimizeas, our Chief Operating Officer, has 25 years experience in shipping.
- Robert Perri, our Chief Financial Officer, has over 19 years experience in shipping and finance.

Current Fleet

- 9 containerships, average age of 9.9 years compared to industry average of 10.9 years.
- Focus on mid-size segment. Fleet consists of vessels between 3,400 and 6,600 TEUs with total capacity of 43,925 TEU.
- 41% fixed employment for 2015.

[1] includes 1,533,333 shares of common stock issuable upon the exercise of warrants

TEU LISTED NYSE

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Container Shipping - Fastest Growing Sector of International Shipping

Box Ships Inc.
Aiming for Excellence

Overview of Container Shipping

- Provides economical transportation of broad range of goods (from electronics to vehicles)
- Key benefits include: less cargo handling, efficient port turnaround, reduced transit time and enhanced security
- Consumer demand and vessel supply are primary drivers
- Container volumes have historically grown at a 2.0x–2.4x multiple of GDP growth, although today it is closer to 1.5x

Growth of World Seaborne Trade

2000		2013
Container: 607mm tons	7.4% CAGR	1,532mm tons

Container 10%
Gas 3%
Dry Cargo 44%
Oil/ Chemicals 43%
Container 16%
Gas 3%
Dry Cargo 43%
Oil/ Chemicals 38%

Seaborne:6,542mm tons	4.2% CAGR	9,862mm tons

Container Trade Routes (% of Total) [1]

Transpacific 13%
Transatlantic 4%
North – South 18%
Asia – Europe 13%
Intra – Asia 28%

Note:
1. Excludes other West / East routes (13% of total) and other intra-regional routes (11% of total)

Source: Clarkson's Shipping Intelligence – October 2014 and Drewrys

TEU LISTED NYSE

4

Quarterly Highlights & Recent Developments

Box Ships Inc.
Aiming for Excellence

- Adjusted[1] T/C revenues of $12.9m
- Adjusted[1] TCE of $14,748 per day
- Adjusted[1] EBITDA of $6.3m
- Adjusted[1] Net Income of $0.7m
- Agreed with last remaining lender to waive certain covenants and amend the loan repayment profile through its maturity
- Completed the exercise of amending our loans, for a net gain of $6.4 million and reduced debt amortization by $16.5 million over the next two years

[1] Adjusted for non-cash items, which include the amortization of time charter revenues and other non-cash items.

TEU LISTED NYSE

5

A Young Fleet With A Diversified Portfolio of Charterers

Box Ships Inc.
Aiming for Excellence

41% fixed days for 2015 and an average remaining charter term of 8 months

Charter Overview

Vessel	Year Built	Capacity (TEU)	Charterer	Charter Rate ($/Day)	Remaining T/C Term[1]	2014 2015 2016
Box Queen	2006	4,546	MSC	7,000	20 days[2]	Jan-15
Box Voyager	2010	3,426	CMA CGM	8,500	2 months[3]	Mar-15
MSC Emma	2004	5,060	MSC	9,450	2 months[4]	Mar-15
Box Trader	2010	3,426	Hapag-Lloyd	8,500	5 months[5]	May-15
OOCL Hong Kong	1995	5,344	OOCL	26,800	5 months	May-15
OOCL China	1996	5,344	OOCL	26,800	6 months	Jun-15
CMA CGM Kingfish	2007	5,095	CMA CGM	9,500	7 months[6]	Aug-15
CMA CGM Marlin	2007	5,095	CMA CGM	9,500	7 months[6]	Aug-15
Maule	2010	6,589	CSAV	38,000	16 months[7]	Apr-16
Fleet Average age / Capacity	9.9 Years	43,925				

Remaining T/C Term

Notes:
1 Based on the earliest redelivery dates
2 Employment is extended for a period of 45 to 60 days and commenced in November 2014
3 Employment is extended until March 2015 and commenced in December 2014
4 Employment is extended for a period of nine months and commenced in July 2014
5 Employment is extended until May 2015 or latest August 2015 and commenced on October 1, 2014
6 Employment is extended for a period of twelve months and commenced on September 1, 2014
7 Charterer has option to purchase the vessel upon expiration of the charter for $57mm (less 0.5% purchase commission)

TEU LISTED NYSE

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Debt Amendment

Box Ships Inc.
Aiming for Excellence

- $6.4m gain from debt extinguishment
- $10.0m and $6.5m cash savings for 2015 and 2016, respectively, from reduced debt amortization
- Cash Flow Break-Even improved significantly through 2016, giving the Company enough liquidity for at least the next two years

Before Debt Amendment (USD Million)

$60
$50
$40
$30
$20
$10
$0
$200
$150
$100
$50
$0
$179.6
$156.9
$125.4
$107.7
$10.0
$22.7
$21.5
$17.7
2013
2014
2015
2016
Debt Outstanding
Scheduled Loan Repayments
Balloon Payments

After Debt Amendment (USD Million)

$60
$50
$40
$30
$20
$10
$0
$200
$150
$100
$50
$0
$179.6
$135.0
$113.5
$102.3
$18.0
$20.2
$10.0
$11.5
$11.2
2013
2014
2015
2016
Debt Outstanding
Scheduled Loan Repayments
Balloon Payments
Prepayments

TEU LISTED NYSE

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Moderate Leverage and Trading Below NAV

Box Ships Inc.
Aiming for Excellence

Net Asset Value and Leverage Ratio [1]

	$ m	$ per share
Cash (incl. Restricted Cash)	$11.2	$0.36
Charter Free Fleet Valuation	$201.6	$6.48
Other Current Assets	$7.9	$0.25
Non-current Assets (excl. intangibles)	$1.0	$0.03
Total Debt	($135.0)	($4.3)
Other Liabilities	($6.4)	($0.2)
Preferred Shares (liq. Preference)	($22.9)	($0.7)
Net Asset Value of Common (NAV)	$57.4	$1.84
+/- Charter Value	$15.0	$0.48
NAV (Charter Adjusted)	$72.4	$2.33
Net Debt/MV Adj. Asset Value	61%	
Common Shares Outstanding (millions)	31.1	

Notes:
1 As of September 30, 2014, taking into account debt repayments and prepayments during the fourth quarter of 2014

TEU LISTED NYSE

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Market fundamentals

Box Ships Inc.
Aiming for Excellence

Shanghai Containerized Freight Index

1,700
1,500
1,300
1,100
900
700
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14

Secondhand Vessel Prices – 3,500 TEU (5 yr)

10-year Historical Average: $38.8m
USD Million
70
60
50
40
30
20
10
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

6-12 Months Timecharter Rates

60,000
50,000
40,000
30,000
20,000
10,000
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
3,500 TEU T/C Rates
3,500 TEU Average T/C Rate
4,400 TEU T/C Rates
4,400 TEU Average T/C Rate

Source: Clarkson's Shipping Intelligence – November 2014

TEU LISTED NYSE

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Lowest Idle Fleet In Two Years

Box Ships Inc.
Aiming for Excellence

Idle Fleet as % of Global Container Fleet

5%
4%
3%
2%
1%
0%
1.3%
Week 1
Week 3
Week 5
Week 7
Week 9
Week 11
Week 13
Week 15
Week 17
Week 19
Week 21
Week 23
Week 25
Week 27
Week 29
Week 31
Week 33
Week 35
Week 37
Week 39
Week 41
Week 43
Week 45
Week 47
Week 49
Week 51
2013
2014

Vessel Deliveries

'000 TEU
2,000
1,600
1,200
800
400
0
2014E
2015E
2016E
2017E
2018E
100-999 teu
1,000-2,999 teu
3,000-7,999 teu
8,000+ teu

Current Fleet vs Orderbook

'000 TEU
20,000
15,000
10,000
5,000
0
70%
60%
50%
40%
30%
20%
10%
0%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Total Container Fleet Development
Container Orderbook
% of Fleet

Source: Clarkson's Shipping Intelligence – November 2014, Lloyds' List Intelligence

TEU LISTED NYSE

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Financial Review

Box Ships Inc.
Aiming for Excellence

	3Q13	3Q14	Δ%	9M13	9M14	Δ%
Average number of vessels	9.0	9.0	0.0%	9.0	9.0	0.0%
Average Time Charter Equivalent rate, adjusted	22,613	14,748	-34.8%	22,653	16,934	-25.2%
Time Charter Revenues, adjusted [1,2]	19,682	12,922	-34.3%	58,091	42,746	-26.4%
EBITDA, adjusted [1,2]	12,910	6,306	-51.2%	36,257	20,136	-44.5%
Net Income, adjusted [1,2]	7,042	716	-89.8%	18,617	3,352	-82.0%
Basic EPS to common shareholders, adjusted [1]	$0.27	$0.01	-96.3%	$0.73	$0.06	-91.8%
Diluted EPS to common shareholders, adjusted [1]	$0.26	$0.01	-96.2%	$0.65	$0.06	-90.8%
Weighted avg. common shares outstanding, basic [3]	24,430	30,214		23,303	28,104	
Weighted avg. common shares outstanding, diluted [3]	26,039	30,214		27,492	28,104	
Non Cash Adjustments [2]						
Amortization of intangibles	1,690	1,421		4,825	4,387	
Share based compensation	509	533		1,501	1,700	
Gain from debt extinguishment	-	(6,435)		-	(6,435)	
Fair value change of warrants	-	(452)		-	(1,105)	

Notes:

1 Adjusted for non-cash items
2 Amounts in thousands of U.S. Dollars
3 Amounts in thousands

TEU LISTED NYSE

11

Operating Performance

Box Ships Inc.
Aiming for Excellence

(Expressed in thousands of U.S. Dollars, except fleet data and daily results)

	Q3_2013		Q3_2014		9M_2013		9M_2014	
Fleet Data								
Average number of vessels	9.0		9.0		9.0		9.0	
Operating days for fleet	828		827		2,425		2,399	
Calendar days for fleet	828		828		2,457		2,457	
Fleet utilization	100%		99.9%		98.7%		97.6%	
		Avg Daily Results		Avg Daily Results		Avg Daily Results		Avg Daily Results
Time Charter Equivalent, Adjusted	$ 18,724	$ 22,613	$ 12,197	$ 14,748	$ 54,933	$ 22,653	$ 40,624	$ 16,934
Cash vessel operating expenses	4,037	4,876	4,060	4,903	12,551	5,108	12,909	5,254
Management fees	701	847	718	867	2,062	839	2,158	878
Cash G&A expenses	1,022	1,234	966	1,167	3,040	1,236	2,947	1,199
Total Vessel Operating Expenses (TVOE)	$ 5,760	$ 6,957	$ 5,744	$ 6,937	$ 17,653	$ 7,185	$ 18,014	$ 7,332
Other expenses / (income)	54	65	147	178	1,023	416	2,474	1,007
EBITDA, Adjusted	$ 12,910	$ 15,591	$ 6,306	$ 7,634	$ 36,257	$ 15,051	$ 20,136	$ 8,595
Net interest expense	2,053	2,479	1,775	2,144	6,319	2,572	5,463	2,223
Scheduled loan repayments	6,675	8,062	4,875	5,888	20,025	8,150	16,225	6,604
Free Cash Flow for distribution	$ 4,182	$ 5,050	-$ 344	-$ 398	$ 9,913	$ 4,329	-$ 1,552	-$ 232

TEU LISTED NYSE

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Key Take-Aways

Box Ships Inc.
Aiming for Excellence

- Well-positioned in the mid-size segment of the containership market
- 41% fixed days for 2015 and an average remaining charter term of 8 months
- High-quality fleet with an average age of 9.9 years and solid operating performance
- Successfully amended all loan facilities and managed to reduce cash flow break even and improve financial flexibility with enough liquidity for at least the next two years
- Continue to trade significantly below our intrinsic value, creating a unique investment opportunity

TEU LISTED NYSE

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Box Ships Inc.
Aiming for Excellence

Appendix

Investor Relations /Media:
Allen & Caron Inc.
Michael Mason (Investors)
Tel: (212) 691-8087
Email: michaelm@allencaron.com
Len Hall (Media)
Tel: (949) 474-4300
Email: len@allencaron.com

Company:
Box Ships Inc.
Robert Perri, CFA
Chief Financial Officer
15 Karamanli Ave.
GR 166 73, Voula, Greece
Tel: +30 (210) 8914 600
Email: ir@box-ships.com

TEU LISTED NYSE
14

Dry-dock and non-cash items schedule

Box Ships Inc.
Aiming for Excellence

Dry-docking Schedule for 2015

	TEU	Next DD Quarter	Estimated Offhire Days
Maule	6,589	Q2 2015	18
Box Voyager	3,426	Q3 2015	18
Box Trader	3,426	Q3 2015	18
OOCL Hong Kong	5,344	Q4 2015	18

Non-cash items needed to derive Adjusted Net Income from US GAAP Net Income [1]:

in millions	Q114	Q214	Q314	Q414	2015
Amortization of non-cash items related to vessels acquisitions	$1.2	$1.8	$1.4	$1.4	$3.4
Share-based compensation	$0.6	$0.5	$0.5	$0.5	$0.5
	$1.8	**$2.3**	**$1.9**	**$1.9**	**$3.9**

Notes:
1. As of September 30, 2014 and excluding gain from debt extinguishment and fair value change of warrants

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